Exhibit 4.18
DESCRIPTION OF COMMON STOCK REGISTERED UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a description of the terms of the common stock of JetBlue Airways Corporation (“JetBlue,” “we,” “our,” “us”) and related provisions of JetBlue’s Amended and Restated Certificate of Incorporation, JetBlue’s Amended and Restated Bylaws and applicable provisions of the Delaware General Corporation Law (the “DGCL”).
This description is a summary and does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and applicable provisions of the DGCL. The Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are filed as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.18 is a part, are incorporated by reference herein. We encourage you to read the Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and applicable provisions of the DGCL for additional information.
Authorized Capitalization
As of January 31, 2022, our capital structure consisted of 900,000,000 authorized shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share. Our common stock currently is listed on Nasdaq Global Select Market under the trading symbol “JBLU.” No shares of our preferred stock are outstanding as of the date hereof.
Common Stock
The holders of our common stock are entitled to such dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future.
The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders, subject to the restrictions described below under the caption “Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws — Limited Voting by Foreign Owners.”
Subject to the foregoing, when a quorum is present at any meeting of stockholders, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the applicable statutes or of our Amended and Restated Certificate of Incorporation, a different vote is required, which shall govern and control the decision of such question.
Each director shall be elected by the vote of a majority of the votes cast with respect to the director at any meeting of the stockholders for the election of directors at which a quorum is present; provided, however, that in the case of a contested election, the directors shall be elected by the vote of a plurality of the stock present in person or represented by proxy at any such meeting and entitled to vote on the election of directors. A director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the outstanding shares of voting stock of JetBlue entitled to vote at an election of directors.
Our Amended and Restated Bylaws may be amended by the affirmative vote of holders of at least a majority of the outstanding shares of voting stock of JetBlue entitled to vote at an election of directors.
Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of the holders of any shares of preferred stock that we may issue in the future. All of the outstanding shares of our common stock are fully paid and non-assessable.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Effect of Delaware Anti-Takeover Statute.   We are subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:
•prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares of voting stock outstanding (but not the voting stock owned by the interested stockholder) those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock that is not owned by the interested stockholder.
Section 203 defines “business combination” to include the following:
•any merger or consolidation involving the corporation and the interested stockholder;

•any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder;
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation, or who beneficially owns 15% or more of the outstanding voting stock of the corporation at any time within a three year period immediately prior to the date of determining whether such person is an interested stockholder, and any entity or person affiliated with or controlling or controlled by any of these entities or persons.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws Provisions.   Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.
Authorized but Unissued or Undesignated Capital Stock.   Our authorized capital stock consists of 900,000,000 shares of common stock and 25,000,000 shares of preferred stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our Amended and Restated Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.
Special Meetings of Stockholders.   Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that a special meeting of stockholders shall be called by the Secretary at the written request(s) of stockholders of record representing at least 20% of the voting power of the outstanding shares of capital stock of JetBlue entitled to vote. Our Amended and Restated Bylaws establish procedures with regard to all special meeting requests. Among other requirements, these procedures provide that any special meeting request must be timely given in writing to our Secretary prior to the period commencing 90 days prior to the one-year anniversary of the date of the immediately preceding annual meeting and ending on the date of the next annual meeting. The notice must contain certain information specified in the Amended and Restated Bylaws.
Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation allows stockholders who comply with the requirements set forth in our Amended and Restated Certificate of Incorporation to take certain actions they could take at a meeting of stockholders by written consent. Any person other than JetBlue seeking to have the JetBlue stockholders authorize or take corporate action by written consent without a meeting is required to deliver a written notice signed by holders of record of at least twenty-five percent (25%) of the then outstanding shares of voting stock of JetBlue entitled to vote on the matter and request that a record date be fixed for such purpose.
Notice Procedures.   Our Amended and Restated Bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to our Secretary prior to the meeting. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the one-year anniversary of prior year’s annual meeting. The notice must contain certain information specified in the Amended and Restated Bylaws.
Limitation of Director Liability.   Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws limit the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our Amended and Restated Certificate of Incorporation provides that our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:
•for any breach of the director duty of loyalty to us or our stockholders;
•for acting in manner involving intentional misconduct or a knowing violation of law or, in failing to act, for acting in a manner involving intentional misconduct or a knowing violation of law;
•under Section 174 of the DGCL or any amendment thereto, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•for any transaction from which the director derived an improper personal benefit.
Indemnification Arrangements.   Our Amended and Restated Bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors and certain of our officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the DGCL.
Limited Voting by Foreign Owners.   To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws restrict voting of shares of our capital stock by non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 25% of our voting stock be owned by persons who are not U.S. citizens. If non-U.S. citizens at any time own more than 25% of our voting stock, the voting rights of the stock in excess of the 25% shall be automatically suspended. Our Amended and Restated Bylaws provide that the failure of non-U.S. citizens to register their shares on a separate stock record, which we refer to as the “foreign stock record,” would result in a suspension of their voting rights in the event that the aggregate foreign ownership of the outstanding common stock exceeds the 25% foreign ownership restrictions. Our Amended and Restated Bylaws further provide that no shares of our capital stock will be registered on the foreign stock record if the amount so registered would exceed the foreign ownership restrictions imposed by federal law.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Investor Services.

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